Exhibit 99.1

PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF THE MANAGEMENT OF INTELLIPHARMACEUTICS INTERNATIONAL INC.

This proxy is solicited by the Management of Intellipharmaceutics International Inc. (the “Company”) in conjunction with the annual and special meeting (the “Meeting”) of shareholders of the Company to be held at The National Club, 303 Bay Street, Toronto, Ontario on Tuesday, April 21, 2015, at 10:30 a.m. (Toronto time). A shareholder has the right to appoint as the shareholder’s proxy a person or company (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided.

The undersigned shareholder of the Company hereby appoints Dr. Isa Odidi, Chairman of the Board and Chief Executive Officer of the Company, or, failing him, Dr. Amina Odidi, President and Chief Operating Officer of the Company, or, instead of either of them _____________________________________________________________________________________

as proxyholder of the undersigned with full power of substitution to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof.  Specifically, all common shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting or other matters that may properly come before the Meeting.  If no choice is specified, the individual named as proxy shall vote in favor of the items of business set forth in items 1 to 3 below.

1.	To vote in respect of the election of directors named in the accompanying Management Proxy Circular as follows:
(a)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of Dr. Isa Odidi as a director of the Company;
(b)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of Dr. Amina Odidi as a director of the Company;
(c)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of John Allport as a director of the Company;
(d)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of Bahadur Madhani as a director of the Company;
(e)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of Kenneth Keirstead as a director of the Company;
(f)	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the election of Dr. Eldon R. Smith as a director of the Company.

2.	FOR [ ] OR WITHHOLD FROM VOTING [ ] on the reappointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

3.
FOR [  ] OR AGAINST [  ]
the resolution approving all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in the Management Proxy Circular for the Meeting.

The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED the __________ day of _____________________, 2015.

____________________________________________________
Signature of Common Shareholder

____________________________________________________
Name of Shareholder (Please Print)

NOTES:

1.
Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed. You may also fax it to 416.368.2502, or 1-866-781-3111 (North America) or email to proxy@canstockta.com or hand deliver to CST Trust Company, 320 Bay Street, 3rd Floor, Toronto, Ontario, M5H 4A6. Proxies must be received prior to 10:30 a.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

2.
In addition to any revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing, including another completed form of proxy, executed by the shareholder or the shareholder’s attorney authorized in writing either: (i) at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.

3.
Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where common shares are held jointly, each owner must sign.  Where the shareholder is a corporation, this proxy must be signed by an authorized officer or attorney.

4.	If this proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Company.